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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                                   (Mark One)

                        Commission file number 333-66859

                           NOTIFICATION OF LATE FILING

(Check One) [ ]Form 10-KSB [ ]Form 20-F [ ]Form 11-K [x]Form 10-Q [ ]Form N-SAR

                 For Period Ended:  March 31, 2003

                 [ ]      Transition Report on Form 10-K
                 [ ]      Transition Report on Form 20-F
                 [ ]      Transition Report on Form 11-K
                 [ ]      Transition Report on Form 10-Q
                 [ ]      Transition Report on Form N-SAR
                 For the Transition Period Ended: --------------

   READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                          INTREPID CAPITAL CORPORATION
             (Exact name of Registrant as specified in its Charter)

            DELAWARE                                    59-3546446
    (State of Incorporation)              (I.R.S. Employer Identification No.)

3652 SOUTH THIRD STREET, SUITE 200, JACKSONVILLE BEACH, FLORIDA      32250
              (Address of principal executive offices)             (Zip Code)

                                 (904) 246-3433
                         (Registrant's telephone number)

                                       N/A

   (Former name, former address and former fiscal year, if changed since last report)

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PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
report on Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

         For the reasons stated below, the Registrant's Quarterly Report on Form 10-QSB for the period ended March 31, 2003 could not be filed within the time period prescribed for the filing of such report. The Registrant and its newly engaged independent public accountants could not complete their review in time to permit the filing of the Registrant's Quarterly Report on Form 10-QSB within the prescribed period without unreasonable effort and expense primarily as a result of the recent engagement and transition to new independent public accountants.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Michael Wallace       (904)                    246-3433
                (Name)            (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:


                          INTREPID CAPITAL CORPORATION
 -------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   May 15, 2003          By: /s/ Forrest Travis
        -----------           --------------------------------------------
                              Forrest Travis
                              President and Chief Executive Officer